Exhibit 99.1

Canaan Inc. Reports Unaudited Third Quarter 2024 Financial Results

- Total Revenue Increased to US$73.6 Million, up 120.9% YoY -

- Total Computing Power Sold Achieved 7.3 Million Thash/s, up 93.8% YoY -

Singapore, Nov. 20, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended September 30, 2024.

Third Quarter 2024 Operating and Financial Highlights

Revenues were US$73.6 million, which beat the previous guidance of US$73 million and increased 120.9% year-over-year.

Total computing power sold was 7.3 million Thash/s, representing a year-over-year increase of 93.8%.

Mining revenue was US$9.0 million, with 147 Bitcoins mined with an average revenue per Bitcoin mined of US$61,034.

Loss from operations was US$56.8 million, narrowing 49.6% year-over-year.

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “Despite a challenging third quarter for the industry, we delivered a solid US$73.6 million in total revenue, exceeding our expectations. While Bitcoin prices remained soft in the quarter, the global network hash rate surged over 10%. Through strategic planning and effective execution, we made further strides in our operations. Primarily driven by the A14’s continued large-scale deliveries proceeding as scheduled, we recorded 7.3 million Thash/s of computing power sold, marking our highest sales volume in the past 11 quarters. Our mining operation matrix also continued to be optimized. Despite unfavorable Bitcoin prices, we mined 147 Bitcoins this quarter, a 5% sequential increase.”

“Building on the success of the A14, our new A15 series, which features outstanding performance parameters, began small-scale deliveries this quarter. We are working to optimize the A15’s yield rate and power efficiency, and anticipate ramping up to large-scale deliveries in the fourth quarter. Meanwhile, we remained diligent in strengthening our presence in the North American market. We recently made good progress with our Avalon A15 series, both air-cooled and liquid-cooled versions, including orders from public companies such as CleanSpark and HIVE, which we announced in November. We are also moving steadily towards our 2025 mid-year 10EH/s self-mining target. By delivering high-quality products and efficient alternative solutions, we are committed to empowering our global mining clients to navigate both challenges and opportunities ahead.”

Jin "James" Cheng, chief financial officer of Canaan, stated, “Although the Bitcoin prices remained under pressure in Q3, we overcame significant challenges to beat our expected targets this quarter. Our mining machine sales reached their highest level in nearly two years, driven by our dedicated efforts in delivering both the A14 and A15 models. This accomplishment is a testament to our strengthened production and delivery capabilities. Mining revenue reached US$9 million in the quarter, holding steady compared to the second quarter, despite a 7.5% decrease in the average prices of Bitcoins mined during the same periods. We also increased our balance sheet Bitcoin holdings to a record high of 1,231 Bitcoins, reinforcing our confidence in the long-term value of our cryptocurrency assets.”

“Benefiting from the successful bulk delivery of the A14 products, continued presales of the A15 series, and the completion of the third tranche of Series A preferred shares as we expected, our cash reserves increased to US$72 million by the end of the quarter. The bolstered cash level has enabled us to accelerate the mass production ramp-up of the A15 model. As we approach a critical period of opportunity with the market poised for improvement, we are dedicated to leveraging our high-quality products and enhanced delivery capabilities to meet the diverse needs of our global mining customers. We believe our strategic investments in R&D, supply chain, and mining deployment position us well to capitalize on the anticipated market upturn.”

Third Quarter 2024 Financial Results

Revenues in the third quarter of 2024 were US$73.6 million, as compared to US$71.9 million in the second quarter of 2024 and US$33.3 million in the same period of 2023. Total revenues consisted of US$64.6 million in products revenue, US$9.0 million in mining revenue and US$65,000 in other revenues.

Products revenue in the third quarter of 2024 was US$64.6 million, compared to US$61.8 million in the second quarter of 2024 and US$29.9 million in the same period of 2023. The sequential increase was driven by the increased computing power sold. The year-over-year increase was driven by the increased computing power sold and increased average selling price.

Mining revenue in the third quarter of 2024 was US$9.0 million, compared to US$9.3 million in the second quarter of 2024 and US$3.3 million in the same period of 2023. The year-over-year increase was mainly attributable to the increased computing power energized for mining.

Cost of revenues in the third quarter of 2024 was US$95.1 million, compared to US$91.0 million in the second quarter of 2024 and US$102.4 million in the same period of 2023.

Product cost in the third quarter of 2024 was US$81.6 million, compared to US$79.7 million in the second quarter of 2024 and US$83.7 million in the same period of 2023. The sequential increase was in line with revenue growth. The inventory write-down and prepayment write-down recorded for this quarter was US$22.9 million, compared to US$17.3 million for the second quarter of 2024 and US$53.9 million for the same period of 2023. Product cost consists of direct production costs of mining machines and AI products and indirect costs related to production, as well as inventory write-down and prepayment write-down.

Mining cost in the third quarter of 2024 was US$13.5 million, compared to US$11.0 million in the second quarter of 2024 and US$18.7 million in the same period of 2023. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential increase was mainly due to the increased depreciation driven by the increased deployed mining machines. The year-over-year decreases were mainly due to the decreased depreciation which was driven by the end of the depreciation period of early deployed mining machines and the impairment of the currently deployed mining machines. The depreciation in this quarter for deployed mining machines was US$6.5 million, compared to US$4.8 million in the second quarter of 2024 and US$15.0 million in the same period of 2023.

Gross loss in the third quarter of 2024 was US$21.5 million, compared to US$19.1 million in the second quarter of 2024 and US$69.1 million in the same period of 2023.

Total operating expenses in the third quarter of 2024 were US$35.3 million, compared to US$27.5 million in the second quarter of 2024 and US$43.8 million in the same period of 2023.

Research and development expenses in the third quarter of 2024 were US$14.8 million, compared to US$14.6 million in the second quarter of 2024 and US$17.2 million in the same period of 2023. The year-over-year decrease was mainly due to a decrease of US$1.7 million in staff costs and a decrease of US$0.5 million in share-based compensation expenses. Research and development expenses in the third quarter of 2024 also included share-based compensation expenses of US$1.9 million.

Sales and marketing expenses in the third quarter of 2024 were US$1.7 million, compared to US$1.6 million in the second quarter of 2024 and US$2.5 million in the same period of 2023. The year-over-year decrease was mainly due to a decrease of US$0.8 million in the advertising expenses. Sales and marketing expenses in the third quarter of 2024 also included share-based compensation expenses of US$54 thousand.

General and administrative expenses in the third quarter of 2024 were US$12.4 million, compared to US$10.4 million in the second quarter of 2024 and US$16.2 million in the same period of 2023. The sequential increase was mainly due to a decrease in the realized gain on asset disposals. The year-over-year decrease was mainly due to a decrease of US$2.5 million in share-based compensation expenses and an increase of US$0.5 million in the realized gain on asset disposals. General and administrative expenses in the third quarter of 2024 also included share-based compensation expenses of US$4.7 million.

Impairment on property, equipment and software in the third quarter of 2024 was US$6.5 million, compared to US$0.8 million in the second quarter of 2024 and US$5.7 million in the same period of 2023. The sequential and year-over-year increases were mainly due to the increased impairment for some A13 series of mining rigs deployed as a result of increased Bitcoin mining difficulty post-halving.

Loss from operations in the third quarter of 2024 was US$56.8 million, compared to US$46.6 million in the second quarter of 2024 and US$112.8 million in the same period of 2023.

Excess of fair value of Series A Convertible Preferred Shares in the third quarter of 2024 was US$28.3 million, compared to nil in the second quarter of 2024 and nil in the same period of 2023. For further information, please refer to "Preferred Shares Financing" in this press release.

Foreign exchange losses, net in the third quarter of 2024 were US$1.0 million, compared with a gain of US$11.4 million in the second quarter of 2024 and a gain of US$10.9 million in the same period of 2023, respectively. The foreign exchange losses were due to the U.S. dollar depreciation against the Renminbi during the third quarter of 2024.

Net loss in the third quarter of 2024 was US$75.6 million, compared to US$41.9 million in the second quarter of 2024 and US$80.1 million in the same period of 2023.

Non-GAAP adjusted EBITDA in the third quarter of 2024 was a loss of US$34.1 million, as compared to a loss of US$30.6 million in the second quarter of 2024 and a loss of US$68.0 million in the same period of 2023. For further information, please refer to "Use of Non-GAAP Financial Measures" in this press release.

Foreign currency translation adjustment, net of nil tax, in the third quarter of 2024 was a gain of US$5.1 million, compared with a loss of US$4.0 million in the second quarter of 2024 and a gain of US$7.7 million in the same period of 2023, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the third quarter of 2024 were US$0.27. In comparison, basic and diluted net loss per ADS in the second quarter of 2024 were US$0.15, while basic and diluted net loss per ADS in the same period of 2023 were US$0.47. Each ADS represents 15 of the Company's Class A ordinary shares.

As of September 30, 2024, the Company held Cryptocurrency assets with a fair value of US$32.6 million and Cryptocurrency receivable with a fair value of US$46.4 million. Cryptocurrency assets primarily consist of 482 bitcoins owned by the Company and 19.3 bitcoins received as customer deposits. Cryptocurrency receivable consists of 600 bitcoins pledged for secured term loans, 100 bitcoins transferred to fixed term product, and 30 bitcoins prepaid for professional services. As of September 30, 2024, the Company held a total of 1,231.3 bitcoins.

Total change in fair value of cryptocurrency assets and cryptocurrency receivable in the third quarter of 2024 was an unrealized gain of US$2.5 million, compared to an unrealized loss of US$9.8 million in the second quarter of 2024. The change in fair value of cryptocurrency assets was recorded in Change in fair value of cryptocurrency as a loss of US$1.7 million, and the change in fair value of cryptocurrency receivable was recorded in Other income (net) as a gain of US$4.2 million.

As of September 30, 2024, the Company had cash of US$71.8 million, compared to US$96.2 million as of December 31, 2023.

Accounts receivable, net as of September 30, 2024, was US$1.4 million, compared to US$3.0 million as of December 31, 2023. Accounts receivable was mainly due to an installment policy implemented for some major customers who meet certain conditions.

Contract liabilities as of September 30, 2024, were US$16.2 million, compared to US$19.6 million as of December 31, 2023.

Shares Outstanding

As of September 30, 2024, the Company had a total of 273,741,843 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Expanded Mining Operation Footprint in Texas and Pennsylvania

On November 15, 2024, the Company’s wholly-owned subsidiary, Beet Digital LLC., entered into a strategic joint mining agreement with Luna Squares Texas LLC (“LS Texas”), a West Texas Bitcoin mining firm, to collaborate on mining activities at LS Texas’ mining site. Based on current estimated configurations, Canaan will install approximately 3,480 Avalon A14 series mining machines with an average hash rate of 150 Thash/s and 5,664 Avalon A15 series mining machines with an average hash rate of 194 Thash/s at LS Texas’ 30 MW site located in Willow Wells, Texas. The site is expected to be energized by the first quarter of 2025. After the site is fully energized, this project will provide approximately 1.62 EH/s of computing power.

Additionally, Cantaloupe Digital LLC (“Cantaloupe”), a wholly owned subsidiary of Canaan, recently amended its hosting agreement with Stronghold Digital Mining Hosting, LLC, an affiliate of Stronghold Digital Mining, Inc. (“Stronghold”) and will deliver 4,000 Avalon A14 series mining machines, each with an average hash rate of 150 Thash/s, to replace older Avalon models at Stronghold’s Panther Creek facility. In October, Cantaloupe completed the replacement of 2,000 older-generation units with A14 series machines. The Company anticipates that these 4,000 A14 units will be fully operational by December 31, 2024, resulting in a total of 6,000 A14 series machines at Panther Creek, Pennsylvania, with a combined computing power of 0.9 Exahash/s.

Secured Order from New Customer CleanSpark for 3,800 Avalon A1566I Miners

On November 1, 2024, Canaan U.S. Inc., a wholly owned subsidiary of the Company, entered into a purchase agreement with a new customer, CleanSpark Inc., for its Avalon A1566I miners.

According to the purchase agreement, Canaan U.S. Inc. will provide CleanSpark with 3,800 Avalon A1566I Immersion Cooling Miners. The miners, with an average computing power of 249 Thash/s without overclocking, are scheduled to be delivered in the fourth quarter of 2024.

Secured Large Orders from HIVE for 11,500 units of Avalon A1566 Miners

On November 11, 2024, Canaan Creative Global Pte. Ltd. (“CCG”), a wholly owned Singapore subsidiary of the Company, entered into a purchase agreement with HIVE Digital Technologies Ltd (“HIVE”).

According to the purchase agreement, CCG will provide HIVE with 6,500 Avalon A1566 miners, with an average computing power of 185 Thash/s. Of the 6,500 A1566 miners, 500 miners have been immediately delivered and are scheduled for installation. The remaining 6,000 machines will be delivered in four monthly shipments of 1,500 units, from December 2024 through March 2025.

On November 20, 2024, CCG entered into a follow-on order purchase agreement with HIVE.

According to the follow-on purchase agreement, CCG will provide HIVE with 5,000 Avalon A15 series miners, with an average computing power of 194 Thash/s, expected to be delivered in the first quarter of 2025.

Preferred Shares Financing

On November 27, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor (the "Buyer"), pursuant to which the Company agreed to issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the "Series A Preferred Shares") at the price of US$1,000.00 for each Series A Preferred Share.

On December 11, 2023, the Company closed the first tranche of the preferred shares financing (the "First Tranche Preferred Shares Financing") and was obligated to issue the second tranche of the preferred shares financing (the "Forward Purchase Liabilities"), raising total net proceeds of US$25.4 million. Pursuant to the First Tranches Preferred Shares Financing, the Company issued 25,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share.

In connection with the issuance of the Preferred Shares, the Company caused The Bank of New York Mellon to deliver 8,000,000 ADSs collectively as pre-delivery shares (the "Pre-delivery Shares"), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS. The Pre-delivery Shares shall be returned to the Company at the end of the arrangement and the Company shall pay such Buyer US$0.00000075 for each such Pre-delivery Share. The Pre-delivery Shares are considered a form of stock borrowing facility and were accounted as a share lending arrangement.

On January 22, 2024, the Company closed the second tranche of the preferred shares financing (the "Second Tranche Preferred Shares Financing"), raising total net proceeds of US$49.9 million. Pursuant to the Second Tranche Preferred Shares Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an additional 2,800,000 ADSs collectively as pre-delivery shares (the "Pre-delivery Shares"), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS.

The Company intends to use the net proceeds from the First Tranche and Second Tranche Preferred Shares for the expansion of wafer procurement, R&D activities, and other general corporate purposes.

On September 27, 2024, the Company closed the third and final tranche of Series A preferred shares financing (the "Third Tranche Closing"), raising total net proceeds of US$50.0 million. Pursuant to the Third Tranche Closing, the Company issued 50,000 Series A Preferred Shares in total at the price of US$1,000.00 per Series A Preferred Share.

The Company will use the proceeds from the Third Tranche Closing to manufacture or invest in digital mining sites and equipment to be deployed or sold in North America, including any acquisition or disposition of assets from or between subsidiaries.

Pursuant to the Global Amendment in connection with the Third Tranche Closing, the Buyer agreed to return to the Company 2,800,000 ADSs of the Pre-Delivery Shares delivered to the Buyer in the first tranche and the second tranche Series A preferred shares financing. The Company acknowledged that 1,345,203 ADSs of 2,800,000 ADSs of the Pre-Delivery Shares being returned to the Company would be returned in the form of 20,178,045 restricted class A ordinary shares. The Company will have no obligation to issue any Pre-Delivery Shares to the Buyer in connection with the Third Tranche Closing. As of the date of the Company’s third quarter 2024 earnings release, the Company has paid to the Buyer repurchase price of US$2.10 and cancelled 20,178,045 restricted class A ordinary shares repurchased.

As of the date of the Company's earnings release for the third quarter of 2024, the Company has 4,223,697,753 Class A ordinary shares, 311,624,444 Class B ordinary shares, and 50,000 Series A Preferred Shares issued and outstanding. The increase in the outstanding Class A ordinary shares compared to the end of 2023 was due to the conversion from part of the Series A Preferred Shares to Class A ordinary shares by the Buyer and the issuance of the Pre-delivery Shares.

Execution of a Securities Purchase Agreement for Series A-1 Convertible Preferred Shares

On November 19, 2024, the Company entered into a securities purchase agreement (the "Series A-1 Securities Purchase Agreement") with an institutional investor (the "Buyer"), pursuant to which the Company shall issue and sell to the Buyer up to 30,000 Convertible Series A-1 Preferred Shares (the “Series A-1 Preferred Shares”) at the price of US$1,000.00 for each Series A-1 Preferred Share. The closing of the sale of the Series A-1 Preferred Shares under the Series A-1 Securities Purchase Agreement is conditioned upon general customary closing conditions.

The Company agreed that the proceeds from the sale of the Series A-1 Preferred Shares will be used by the Company and/or its subsidiaries to manufacture or invest in digital mining sites and equipment to be deployed or sold in North America, including any acquisition or disposition of assets from or between subsidiaries.

Bitcoin Fixed Term Product

During the third quarter of 2024, the Company transferred 100 Bitcoins for fixed term product with an annual percentage rate of return (the “APR”) of 1.5% for 30 calendar days. As of the date of this earnings release, the fixed term product has matured, and total principal and interest of 100.12 Bitcoins have been transferred for open term product with an APR of 1% per annum.

Secured Term Loans

During the third quarter of 2024, the Company pledged 70 Bitcoins for secured term loans with an aggregate carrying value of US$2.0 million for 18 months. The secured term loans enable additional liquidity for the production expansion and operations of the Company.

Business Outlook

For the fourth quarter of 2024, the Company expects total revenues to be approximately US$80 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on November 20, 2024 (or 9:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Third Quarter 2024 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI93fff71a1b6d462d915c62d639a733cf

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax expenses (benefit), interest income, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments and excess of fair value of Series A Convertible Preferred Shares. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	USD	USD
ASSETS
Current assets:
Cash	96,154	71,782
Accounts receivable, net	2,997	1,375
Cryptocurrency receivable, current	-	8,261
Inventories	142,287	87,802
Prepayments and other current assets	122,242	138,273
Total current assets	363,680	307,493
Non-current assets:
Cryptocurrency	28,342	32,632
Cryptocurrency receivable, non-current	-	38,127
Property, equipment and software, net	29,466	40,153
Intangible asset	-	954
Operating lease right-of-use assets	1,690	3,363
Deferred tax assets	66,809	76,088
Other non-current assets	486	472
Non-current financial investment	2,824	2,854
Total non-current assets	129,617	194,643
Total assets	493,297	502,136
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	6,245	16,735
Contract liabilities	19,614	16,238
Income tax payable	3,534	3,535
Accrued liabilities and other current liabilities	64,240	36,178
Operating lease liabilities, current	1,216	1,407
Preferred Shares forward contract liability	40,344	-
Series A Convertible Preferred Shares	-	77,104
Total current liabilities	135,193	151,197
Non-current liabilities:
Long-term loans	-	23,963
Lease liabilities, non-current	210	1,636
Deferred tax liability	-	162
Other non-current liabilities	9,707	9,372
Total liabilities	145,110	186,330
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,875,000 shares authorized, 3,772,078,667 and 4,555,500,242 shares issued, 3,514,973,327 and 4,324,281,437 shares outstanding as of December 31, 2023 and September 30, 2024, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 257,105,340 shares as of December 31, 2023 and 231,218,805 shares as of September 30, 2024, respectively)	(57,055)	(57,055)
Additional paid-in capital	653,860	763,293
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(43,879)	(47,736)
Accumulated deficit	(219,631)	(357,588)
Total shareholders’ equity	348,187	315,806
Total liabilities and shareholders’ equity	493,297	502,136

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024
	USD	USD	USD
Revenues
Products revenue	29,937	61,751	64,584
Mining revenue	3,264	9,308	8,959
Other revenues	118	799	65
Total revenues	33,319	71,858	73,608
Cost of revenues
Product cost	(83,668)	(79,661)	(81,625)
Mining cost	(17,908)	(11,037)	(13,476)
Other cost	(833)	(290)	(18)
Total cost of revenues	(102,409)	(90,988)	(95,119)
Gross loss	(69,090)	(19,130)	(21,511)
Operating expenses:
Research and development expenses	(17,152)	(14,648)	(14,761)
Sales and marketing expenses	(2,491)	(1,578)	(1,719)
General and administrative expenses	(16,223)	(10,445)	(12,392)
Impairment on property, equipment and software	(5,691)	(798)	(6,462)
Impairment on cryptocurrency	(2,199)	-	-
Total operating expenses	(43,756)	(27,469)	(35,334)
Loss from operations	(112,846)	(46,599)	(56,845)
Interest income	61	66	158
Interest expense	-	(14)	(247)
Change in fair value of cryptocurrency	-	(5,125)	(1,672)
Change in fair value of financial instrument	-	(225)	1,243
Excess of fair value of Series A Convertible Preferred Shares	-	-	(28,297)
Foreign exchange gains (losses), net	10,890	11,364	(1,036)
Other income (expense), net	1,349	(3,257)	4,408
Loss before income tax expenses	(100,546)	(43,790)	(82,288)
Income tax benefit	20,443	1,910	6,710
Net loss	(80,103)	(41,880)	(75,578)
Foreign currency translation adjustment, net of nil tax	7,662	(3,999)	5,129
Total comprehensive loss	(72,441)	(45,879)	(70,449)
Weighted average number of shares used in per class A and Class B ordinary share calculation:
— Basic	2,562,542,847	4,117,791,601	4,163,053,834
— Diluted	2,562,542,847	4,117,791,601	4,163,053,834
Net loss per class A and Class B ordinary share (cent per share)
— Basic	(3.13)	(1.02)	(1.82)
— Diluted	(3.13)	(1.02)	(1.82)
Share-based compensation expenses were included in:
Cost of revenues	67	59	53
Research and development expenses	2,411	1,702	1,882
Sales and marketing expenses	86	13	55
General and administrative expenses	7,176	4,750	4,694

The table below sets forth a reconciliation of net loss to Non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024
	USD	USD	USD
Net loss	(80,103)	(41,880)	(75,578)
Income tax benefit	(20,443)	(1,910)	(6,710)
Interest income	(61)	(66)	(158)
Interest expense		14	247
EBIT	(100,607)	(43,842)	(82,199)
Depreciation and amortization expenses	17,166	5,650	7,855
EBITDA	(83,441)	(38,192)	(74,344)
Share-based compensation expenses	9,740	6,524	6,684
Impairment on property, equipment and software	5,691	798	6,462
Change in fair value of financial instruments	-	225	(1,243)
Excess of fair value of Series A Convertible Preferred Shares	-	-	28,297
Non-GAAP adjusted EBITDA	(68,010)	(30,645)	(34,144)